Care Access, PBC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet 2025
care access pbc
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Cash	64,083.75
Total for Bank Accounts	**$64,083.75**
Other Current Assets	
Due from Founder	5.00
Total for Other Current Assets	**$5.00**
Total for Current Assets	**$64,088.75**
Total for Assets	**$64,088.75**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	142,712.58
Total for Accounts Payable	**$142,712.58**
Other Current Liabilities	
Accrued Convertible Financing	49,968.85
Due to Founder	70,820.84
Total for Other Current Liabilities	**$120,789.69**
Total for Current Liabilities	**$263,502.27**
Total for Liabilities	**$263,502.27**
Equity	
Additional paid in capital	387,303.76
Common stock	5.00
SAFE (Equity)	79,000.00
Retained Earnings	
Net Income	-665,722.28
Total for Equity	**-$199,413.52**
Total for Liabilities and Equity	**$64,088.75**

Profit and Loss 2025
care access pbc
January 1-December 31, 2025

	Total
Income	
Gross Profit	
Expenses	
Advertising & marketing	54,000.00
Consulting Expense	188,020.43
Legal & accounting services	
Legal Fees	18,737.50
Total for Legal & accounting services	**$18,737.50**
Marketing Expense - Investors	11,228.00
Office expenses	
Software & apps	6,432.59
Total for Office expenses	**$6,432.59**
Stock Based Compensation Expense	387,303.76
Total for Expenses	**$665,722.28**
Net Operating Income	**-$665,722.28**
Net Other Income	
Net Income	**-$665,722.28**

Accrual Basis Tuesday, April 21, 2026 04:52 PM GMTZ

Care Access PBC
Statement of Changes in Stockholders' Equity for 2025

Description	Common Stock	APIC	Retained Earnings	SAFE	Total	
Beginning Balance	-	-	-	-	-	
Net Income	-	-	(665,722.28)	-	(665,722.28)	Note: From P&L
Stock Issued	5.00	-	-	-	5.00	
Other Changes	-	387,303.76	-	79,000.00	466,303.76	
Ending Balance	**5.00**	**387,303.76**	**(665,722.28)**	**79,000.00**	**(199,413.52)**	

Unaudited

Statement of Cash Flows 2025
care access pbc
January 1-December 31, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-665,722.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	142,712.58
Accrued Convertible Financing	49,968.85
Due from Founder	-5.00
Due to Founder	70,820.84
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$263,497.27**
Net cash provided by operating activities	**-$402,225.01**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Additional paid in capital	387,303.76
Common stock	5.00
SAFE (Equity)	79,000.00
Net cash provided by financing activities	**$466,308.76**
NET CASH INCREASE FOR PERIOD	**$64,083.75**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$64,083.75**

Tuesday, April 21, 2026 04:52 PM GMTZ

Unaudited

Care Access, PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
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1. NATURE OF OPERATIONS

Care Access, PBC was formed on May 08, 2025, as a Delaware Corporation. The financial statements of Care Access, PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware. The Corporation is a Public Benefit Corporation committed to expanding global access to personal, medical, wellness, and pet care services. It achieves this mission through the development and deployment of ethical, multilingual, and intelligent care navigation technologies. The Company's operations are centered on leveraging advanced digital platforms and AI-driven solutions to connect individuals and families with tailored care resources across diverse regions and languages.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").
Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of May 08, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:
1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the

services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2. Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 25, 2025, which is the date the financial statements were issued.

3. Stockholders' Equity

The Company is authorized to issue 9,999 shares of Common Stock with no par value per share. As of December 31, 2025, 5,000 shares of Common Stock are issued and outstanding.

4. Debt

The company has $120,789.69 in outstanding debt, comprised of $49,968.85 in accrued convertible financing and $70,820.84 due to the founder.

5. Related Party

The company had a payable to the founder of $70,820.82, representing expenses paid on behalf of the Company, and a receivable from the founder of $5.00 as of December 31, 2025.

6. Going Concern

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

7. Subsequent events

The Company evaluated subsequent events from the balance sheet date through the date these financial statements were issued, and no events were identified that require adjustment to or disclosure in the financial statements.